COREY L. ZARSE 312-609-7785 czarse@vedderprice.com

September 11, 2008

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	John Grzeskiewicz
Christina DiAngelo

Re:	DWS Value Series, Inc. (the “Registrant”); File Nos. 811-05385; 333-152889

To The Commission:

On behalf of the Registrant, electronically transmitted herewith is Pre-effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-152889) relating to the issuance of shares in connection with the proposed merger of DWS Equity Partners Fund, Inc. (File No. 811-08886) (the “Acquired Fund”) into DWS Large Cap Value Fund (the “Acquiring Fund”), a series of the Registrant.

With respect to the Registrant’s initial Registration Statement filed on August 8, 2008 the Securities and Exchange Commission (“SEC”) staff provided comments by phone to the undersigned on September 3, 2008. Set forth below are the comments and the Registrant’s responses.

1)	Comment: The fee tables should be based on the most recent audited expense ratios. The fee tables in the N-14 have been presented as of May 31, 2008, which is the fiscal year end of the Acquired Fund. The fee tables for the Acquiring Fund should have been prepared using the expense ratios from the audited financial highlights as of its most recent fiscal year-end. However, in certain cases, we have not objected to a more recent date presentation, as long as the expense ratios used do not materially differ from the ratios as of the most recent fiscal year-end. If you would like to continue to use May 31, 2008 for the Acquiring Fund, please include in your responses to us a statement that the expense ratios used in the N-14 fee table do not materially differ from the most recent audited amounts.

Response: The most recent audited expense ratios for DWS Large Cap Value Fund, the Acquiring Fund, are as of November 30, 2007. After consideration of the SEC Staff’s comment, Fund management believes that the expense ratios for

DWS Large Cap Value Fund calculated as of May 31, 2008 provide a better comparison for shareholders of DWS Equity Partners Fund, Inc. to the expense ratios of DWS Large Cap Value Fund and that such expense ratios calculated as of May 31, 2008 do not materially differ from the most recently audited expense ratios.

2)	Comment: Please include a footnote in the expense table indicating that the pro forma expense numbers do not include the merger costs expected to be paid by shareholders of the Acquired Fund.

Response: A footnote has been revised to indicate that the pro forma expense numbers do not include the merger costs expected to be paid by shareholders of the Acquired Fund.

3)	Comment: In the introductory paragraph to the expense examples, please note if any contractual waivers are reflected in the examples.

Response: The only contractual waiver in effect is for the Acquired Fund. The waiver is not contractual for a full year and as such is not reflected in the expense example. Therefore, no change to the disclosure has been made.

4)	Comment: Please include a statement in the expense example that Class B shares convert to Class A shares and the applicable time period of such conversion.

Response: A footnote has been added to the expense example indicating that the expenses for Class B shares “reflects conversion of Class B to Class A shares, which pay lower fees. Conversion occurs six years after purchase.”

5)	Comment: The fourth paragraph of Section IV titled “Information About the Proposed Merger” notes that the Acquired Fund will sell all investments that are not consistent with the Acquiring Fund’s portfolio. Please disclose the estimated transaction costs of such rebalancing and an estimate of capital gains on a per share basis. If such rebalancing is insignificant, please respond supplementally and explain that disclosure to the registration statement is unnecessary. If rebalancing will not occur, please explain the fourth paragraph referenced above and the second full paragraph of the subsection of Section IV titled “Certain Federal Income Tax Consequences.”

Response: Fund management anticipates a minimal amount of incremental trading costs in anticipation of the merger. Currently, Fund management experts such costs to be approximately $3,000. Disclosure has been added to the fourth paragraph of Section IV to note that Fund management does not anticipate a significant amount of trading costs.

6)	Comment: Please add the merger costs to the capitalization table as a pro forma adjustment.

Response: The requested disclosure has been added.

7)	Comment: With respect to each pro forma combining financial statement, please add a footnote referencing the notes to the financial statements.

Response: A footnote has been added to each pro forma combining financial statement referencing the notes to the financial statements.

8)	Comment: Please revise the footnotes to the Pro Forma Portfolio of Investments to include the applicable footnotes from the audited financial statements.

Response: The requested disclosure has been added.

9)	Comment: Please add the merger costs to the Pro Forma Capitalization Statement.

Response: The requested disclosure has been added.

10)	Comment: Please add the merger costs to the Pro Forma Combined Condensed Statement of Assets and Liabilities as a pro forma adjustment.

Response: The requested disclosure has been added.

11)	Comment: Please review the custodian fee provided for the Acquired Fund in the Pro Forma Combined Condensed Statement of Operations and compare such to the custodian fee disclosed in the Acquired Fund’s annual report $12,582 (Annual Report) and $6,354 (Registration Statement).

Response: The requested disclosure has been revised.

12)	Comment: Please add the applicable footnotes to the each pro forma combining financial statement, including a footnote providing the estimated merger costs.

Response: The requested disclosure has been added.

On or about September 11, 2008, the Registrant will be filing by letter a request for acceleration of effectiveness.

It is currently expected that a special meeting of shareholders will be held on October 21, 2008. Accordingly, the Registrant plans to mail the proxy materials to shareholders on or about September 17, 2008.

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7785.

Sincerely,

/s/ Corey L. Zarse
Corey L. Zarse